Fidelis Insurance Group Sponsors New Herbie Re Ltd. Catastrophe Bond

PEMBROKE, Bermuda, February 22, 2024 - Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or “the Company”) announced today that Fidelis Insurance Bermuda Limited (“FIBL”) has successfully closed a new catastrophe bond through the issuance of the Series 2024-1 Class A Principal at Risk Variable Rate Notes and the Series 2024-1 Class B Principal at Risk Variable Rate Notes (together, the “Series 2024-1 Notes”) by its Herbie Re Ltd. program (“Herbie Re”).

This is the fifth series of notes issued by Herbie Re and will provide the Fidelis Insurance Group with $150 million of collateralized reinsurance protection. The Series 2024-1 Notes issued will be exposed to insured industry losses resulting from Named Storm and Earthquake Covered Events occurring in the fifty states of the United States and the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as reported by PCS, on an annual aggregate basis. Fidelis has the option to renew the Series 2024-1 Notes on an annual basis, up to a maximum of four complete annual risk periods.

Ian Houston, Fidelis Insurance Group Chief Underwriting Officer, said “Fidelis Insurance Group is excited to have in place the latest issuance under the Herbie Re Catastrophe Bond program. These bonds remain a critical component of our comprehensive capital management and outwards protection strategy, providing important capital relief and downside protection. They complement our other purchases such as quota share, excess of loss and ILWs to support the work of Fidelis MGU.”

Richard Coulson, Deputy Group Chief Underwriting Officer at Fidelis MGU, commented “We have worked in close alignment with the Fidelis Insurance Group to bring this series to market which builds on their current Herbie Re Catastrophe Bond program. This tranche of cover is the latest tool employed by Fidelis Insurance Group to enable us to capitalize on opportunities across catastrophe exposed lines of business in 2024 and beyond”.

The catastrophe bond was priced on February 15, 2024, and closed on February 22, 2024. Aon acted as Sole Structuring Agent and Sole Bookrunner for the deal. Willkie Farr & Gallagher (UK) LLP advised as counsel for Fidelis Insurance Group and Herbie Re.

About Fidelis
Fidelis Insurance Holdings Limited (NYSE: FIHL) is a global (re)insurance group, headquartered in Bermuda with offices in Ireland and the United Kingdom. Our business focuses on three pillars: Specialty, Bespoke, and Reinsurance. We manage volatility through our balanced and diversified portfolio. Our strong capital position provides us with the flexibility to engage in attractive underwriting opportunities.

Investor Contact:
Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Media Contacts:
Fidelis Insurance Group
James Dumelow
44 778 904 0954
James.Dumelow@fidelisinsurance.com

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Fidelis@kekstcnc.com